Exhibit 23.1
[Letterhead of Johnson & Johnson]
July 7, 2011
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
          I am James J. Bergin, Assistant General Counsel of Johnson & Johnson, a New Jersey corporation, (the “Company”). I refer to the Registration Statement on Form S-4 (the “Registration Statement”), to be filed on the date hereof by the Company with the Securities and Exchange Commission (the “Commission”). I hereby consent to the use of my name under the heading “Legal Matters” in the proxy statement/prospectus which forms a part of the Registration Statement. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.
Very truly yours,
/s/ James J. Bergin